PetroKazakhstan Inc.
Common Shares
71649P102
August 31, 2003


CUSIP 71649P102
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 3,444,369

6. 66,661

7. 3,444,369

8. 66,661

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) PetroKazakhstan Inc.
(b) Sun Life Plaza, North Tower
    140-4th Ave SW, Suite 1460
    Calgary, AB T2P 3N3
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 71649P102

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 3,444,369
    (ii) 66,661
    (iii) 3,444,369
    (iv)  66,661

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
September 9, 2003
Neal Nenadovic
Chief Financial Officer